UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HTG Molecular Diagnostics, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

40434H104
(CUSIP Number)

February 13, 2020[1]
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

________________________________________________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Reporting Persons are voluntarily filing this Schedule 13G Amendment to reflect the fact that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer. This Schedule 13G Amendment is also being filed in accordance with the Reporting Persons’ amendment obligations under Rule 13d-2(d).

CUSIP No.	40434H104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Serrado Capital LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

780,328

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

780,328

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,328

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No.	40434H104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Serrado GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	40434H104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Serrado Healthcare Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	40434H104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stewart Hen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

780,328

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

780,328

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,328

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	40434H104

Item 1.	(a).	Name of Issuer:

HTG Molecular Diagnostics, Inc.

(b).	Address of issuer’s principal executive offices:

3430 E. Global Loop Tucson, Arizona 85706

Item 2.	(a).	Name of person filing:

This statement is filed by:
		(i)	Serrado Capital LLC, a Delaware limited liability company (“SC”);

		(ii)	Serrado GP LLC, a Delaware limited liability company (“SGP”);
		(iii)	Serrado Healthcare Fund LP, a Delaware limited partnership (“SHF”);

		(iv)	Stewart Hen, an individual.

(b).	Address or principal business office or, if none, residence:

The address of the business office of the Reporting Persons is: 60 East 42nd Street Suite 1032 New York, NY 10165

(c).	Citizenship:

SC, SGP and SHF are organized under the laws of the State of Delaware. Stewart Hen is a citizen of the United States.

(d).	Title of class of securities:

Common Stock, par value $0.001

(e).	CUSIP No.:

40434H104

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	40434H104

Item 4.	Ownership.

(a)	Amount beneficially owned:

SC is the beneficial owner of 780,328 shares of Common Stock, par value $0.001 (“Common Stock”).

SGP is the beneficial owner of 0 shares of Common Stock.

SHF is the beneficial owner of 0 shares of Common Stock.

Stewart Hen is the beneficial owner of 780,328 shares of Common Stock.

(b)	Percent of class:

SC beneficially owns 1.3% of the Issuer’s Common Stock.

SGP beneficially owns 0% of the Issuer’s Common Stock.

SHF beneficially owns 0% of the Issuer’s Common Stock.

Stewart Hen beneficially owns 1.3% of the Issuer’s Common Stock.

Percent of class is calculated based on 58,031,230 shares of Common Stock outstanding as of September 30, 2019 as reported in the Issuer's Prospectus Supplement filed November 15, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote

SC has shared voting power with respect to 780,328 shares of the Issuer’s Common Stock.

SGP has shared voting power with respect to 0 shares of the Issuer’s Common Stock.

SHF has shared voting power with respect to 0 shares of the Issuer’s Common Stock.

Stewart Hen has shared voting power with respect to 780,328 shares of the Issuer’s Common Stock.

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of

SC has shared power to dispose with respect to 780,328 shares of the Issuer’s Common Stock.

SGP has shared power to dispose with respect to 0 shares of the Issuer’s Common Stock.

SHF has shared power to dispose with respect to 0 shares of the Issuer’s Common Stock.

Stewart Hen has shared power to dispose with respect to 780,328 shares of the Issuer’s Common Stock.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]*.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020
(Date)

SERRADO CAPITAL LLC

/s/ Stewart Hen
(Signature)

Stewart Hen, Managing Member
(Name/Title)

February 14, 2020
(Date)

SERRADO GP LLC

/s/ Stewart Hen
(Signature)

Stewart Hen, Managing Member
(Name/Title)

February 14, 2020
(Date)

SERRADO HEALTHCARE FUND LP

By: Serrado GP LLC

/s/ Stewart Hen
(Signature)

Stewart Hen, Managing Member
(Name/Title)

February 14, 2020
(Date)

/s/ Stewart Hen
(Signature)

Stewart Hen, Managing Member
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing to Schedule 13G Amendment for the Common Stock of HTG Molecular Diagnostics, Inc.

February 14, 2020
(Date)

SERRADO CAPITAL LLC

/s/ Stewart Hen
(Signature)

Stewart Hen, Managing Member
(Name/Title)

February 14, 2020
(Date)

SERRADO GP LLC

/s/ Stewart Hen
(Signature)

Stewart Hen, Managing Member
(Name/Title)

February 14, 2020
(Date)

SERRADO HEALTHCARE FUND LP

By: Serrado GP LLC

/s/ Stewart Hen
(Signature)

Stewart Hen, Managing Member
(Name/Title)

February 14, 2020
(Date)

/s/ Stewart Hen
(Signature)

Stewart Hen, Managing Member
(Name/Title)